[SPECTRA ENERGY PARTNERS, LP LETTERHEAD]
June 4, 2007
VIA EDGAR AND OVERNIGHT MAIL
H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Spectra Energy Partners, LP
Registration Statement on Form S-1
Amendment No. 1 Filed May 8, 2007
File No. 333-141687
Dear H. Christopher Owings:
     Set forth below are the responses of Spectra Energy Partners, LP, a Delaware limited partnership (the “Partnership” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 25, 2007, with respect to the Partnership’s Amendment No. 1 to Form S-1 filed with the Commission on May 8, 2007, File No. 333-141687 (the “Registration Statement”). We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. All page references used in our response to the Staff’s comments refer to the pages of Amendment No. 2.
Summary, page 1
1.	Please refer to comment 4 in our letter dated April 27, 2007. The statement that Spectra Energy is one of the largest operators of natural pipelines and storage facilities in North America does not appear to be adequately supported by the information in Annex A. Please delete this statement or provide us with additional documentation in support of this statement. Specifically, please provide support for the fact that the companies you refer to are the only (or constitute almost all) of the operators of natural pipelines and storage facilities.
Response: We have revised the Registration Statement to delete the statement as requested. Please see pages 1 and 103.

Risk Factors, page 20
2.	Please refer to comment 11 in our letter dated April 27, 2007. We continue to believe that some of your risk factors are vague and appear to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following as examples:
•	Acquisitions or expansion projects that appear to be accretive . . ., page 27;

•	The price of our common units may fluctuate significantly . . . , page 39.
Response: We have revised the Registration Statement as requested. Please see pages 28, 39, and 40.
Our Cash Distribution, Policy and Restrictions on Distributions, page 46
3.	We note disclosure in this section indicating that in the event of default under your credit agreement, you expect the lenders to exercise “other rights and remedies.” Please identify the other rights and remedies to which you refer and consider risk factor disclosure if appropriate.
Response: We have revised the Registration Statement to delete the reference to “other rights and remedies” and modified the related disclosure. Please see pages 58 and 99.
Business Strategies, page 100
4.	Please refer to comment 23 in our letter dated April 27, 2007. We note your revised disclosure indicating that you may pursue acquisitions in new regions with “attractive characteristics.” Please expand your disclosure to describe the attractive characteristics to which you refer.
Response: The disclosure has been modified to delete the reference to “attractive characteristics” in new regions. We believe this change removes the ambiguity of what may constitute an “attractive” new area while still conveying the relevant fact that the geographic location of assets is a factor that will be considered in pursuing an acquisition, including whether an acquisition is contiguous to existing assets or in a new area. Please see page 105.
Compensation Discussion and Analysis, page 126
5.	Please refer to comment 27 in our letter dated April 27, 2007. As requested previously, please revise to disclose in the form of a percentage how much time you expect your executive officers to devote to you as compared to Spectra, as opposed to indicating that “substantially all” of their time will be devoted.
Response: We have revised the Registration Statement as requested. Please see page 131.

Selling Unitholder, page 174
6.	We note your response to comment 29 in our letter dated April 27, 2007; however we are unable to locate the revisions we suggested. Please revise to indicate that Spectra Energy Partners (DE) GP, LP is an underwriter.
Response: We have revised the Registration Statement as requested. Please see page 179.
Underwriting, page 176
7.	We note that affiliates of certain of the underwriters are expected to be lenders under your new credit facility. Please identify the affiliated lenders if known.
Response: We have revised the Registration Statement as requested. Please see page 183.
Index to Financial Statements, page F-1
8.	We note your response to comment 30 in our letter dated April 27, 2007. We will review your future amended filing for updated financial statements and accounting consents, as applicable.
Response: The Registration Statement has been updated to include unaudited interim financial statements as of March 31, 2007 as well as updated accountant’s consents.
Spectra Energy Partners, LP Unaudited Pro Forma Combined Financial Statements
Combined Statements of Operations, page F-3
9.	We note your response to comment 35 in our letter dated April 27, 2007. We see the presentation of net income per partnership unit assumes the general partner elected to relinquish receiving incentive distributions and remaining distributable earnings were allocated to the subordinated unit holders. Please tell us why remaining distributable earnings were not allocated to unit holders as required by the incentive distribution rights in the partnership agreement. We refer you to page 67. Paragraph 14 of EITF 03-6 disallows the application of arbitrary assumptions when contractual participation rights exist. Please advise or revise your presentation to allocate remaining distributable earnings, after allocating minimum quarterly distributions, according to the contractual provisions for incentive distribution rights. You may additionally disclose the general partner’s right to forego receiving any incentive distributions.

Response: The methodology used to determine net income per limited partner unit is described on page 67, “— Distributions of Available Cash from Operating Surplus during the Subordination Period.” Accordingly, the allocation of $62,615 thousand in net income for the year ended December 31, 2006 is determined as follows (dollars in thousands — except per unit amounts):

a.     The first allocation of earnings provides the common unitholders with the quarterly minimum distribution amounts for the year of $1.25 per common unit ($1.25 per unit X 42,845 thousand units = $53,556) and the general partner with an amount equal to two percent ($1,093) of the aggregate allocation within this level ($54,649 in total).
b.     The second allocation of earnings would address arrearages, if any. Since there are none, no earnings are allocated under this provision.
c.     The third allocation of earnings is the final allocation since there are insufficient amounts to allocate the annual total of quarterly minimum distribution amounts to the subordinated unitholders. Of the remaining $7,966 in earnings ($62,615 — $54,649 = $7,966), two percent ($159) is allocated to the general partner and the remainder ($7,807) is allocated to the subordinated unitholders, resulting in a per unit allocation of $0.38 per subordinated unit ($7,807 / 20,773 thousand units = $0.38 per unit).
d.     There are no additional earnings to allocate.
The pro forma income per limited partner unit for the three months ended March 31, 2007 is determined using the same methodology as for the year ended December 31, 2006.
10.	Please advise or revise to include the general partner’s net income per unit in your presentation. Please also revise your net income per partnership unit presentations on page 14 and 75 and elsewhere in your filing, as applicable.

Response: We believe that the disclosure of net income per general partner unit does not provide meaningful information to limited partner investors. The aggregate amount of net income allocated to the general partner is disclosed on the face of the income statement. The general partner will receive determinable net income allocations in accordance with the terms of the partnership agreement irrespective of the number of general partner units outstanding. Further, the general partner units are held by the sponsor of the Partnership, and are not publicly traded. Under these circumstances, we believe that the aggregate net income allocated to the general partner provides more meaningful information to the public investor than would the amount per general partner unit.
3. Pro Forma Net Income per Unit page F-8
11.	We see the revised disclosure specifies distributable earnings are allocated to common and subordinated unit holders after deducting the general partner’s interest in pro forma net income. The disclosure on page 66 states minimum quarterly and arrearage distributions to common unit holders and general partners are allocated at the same time. There is no discussion of any requirements to distribute cash to the general partner before other unit holders. Please advise or revise all related distribution discussions to disclose the general partner is required to receive cash distributions before other unit holders during the subordination period.

Response: The general partner does not have preference rights with respect to earnings distributions. The language of note 3 to the pro forma financial statements (page F-9) was subject to misinterpretation. Therefore, we have deleted the language stating that limited partnership allocations are made “after deducting the general partner’s interest...” to avoid the implication that the general partner has preference rights in this regard. Please see page F-10.
     Should the Staff have any questions or comments, please contact the undersigned at 713-627-5400 or David Oelman of Vinson & Elkins L.L.P. at 713-758-3708.

Sincerely, SPECTRA ENERGY PARTNERS, LP
By:	/s/ C. Gregory Harper
C. Gregory Harper
President and Chief Executive Officer

Cc:	Brian McAllister (Commission)
Michael Moran (Commission)
Matthew Benson (Commission)
Mara Ransom (Commission)
David Oelman (Vinson & Elkins L.L.P.)